S0 3/22/04

U ANGE COMMISSION
C 20549

04016448

FACING PAGE
Information Required of Brokers & Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING
MAR - 2 2004
SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	SEC FILE NO. 8 - 821409

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advest, Inc.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

90 State House Square
(No. and Street)

Hartford	Connecticut	06103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason H. Diamond (860) 509-1000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Pricewaterhouse Coopers L.L.P.

(ADDRESS)	100 Pearl Street	Hartford	Connecticut	06103
	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Account
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 3 1 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 210.17a-5(e)(2).

OATH OR AFFIRMATION

I, Jason H. Diamond , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advest, Inc., as of December 31, 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None or no exceptions.

Jason H. Diamond

Signature

Executive Vice President and
Chief Financial Officer

Title

Donna L. Wojtyna

Notary Public

My Commission Expires: 5/31/06

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [X] (i) Information relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of financial condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of of the previous audit

Advest, Inc.

(A wholly-owned subsidiary of The Advest Group, Inc.)

Statement of Financial Condition

December 31, 2003

Advest, Inc.
(A wholly-owned subsidiary of The Advest Group, Inc.)
Index
December 31, 2003

Page(s)

PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors of Advest, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Advest, Inc. (the "Company," a wholly-owned subsidiary of The Advest Group, Inc.) at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2004

Advest, Inc.
(A wholly-owned subsidiary of The Advest Group, Inc.)
Statement of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents	$	2,829,460
Cash and investments segregated under federal and other regulations		1,501,463
Securities inventory, at market value, held at clearing broker		759,509,780
Receivable from clearing broker		42,850,532
Loans and other receivables		75,277,270
Equipment and leasehold improvements, net		11,508,988
Goodwill		155,319,539
Other assets		33,627,994
Total assets	$	1,082,425,026
Liabilities		
Securities sold, not yet purchased, at market value	$	649,294,123
Accrued compensation and benefits		69,557,967
Checks payable		3,478,161
Accounts payable and other accrued expenses		19,009,793
Total liabilities		741,340,044
Commitments and contingent liabilities (Note 10)		
Subordinated borrowing		10,000,000
Stockholder's Equity		
Common stock, $1.00 par; authorized 1,000, issued and outstanding 1,000		1,000
Additional paid-in capital		296,485,339
Retained earnings		38,314,553
Accumulated other comprehensive income, net		(3,715,910)
Total stockholder's equity		331,084,982
Total liabilities and stockholder's equity	$	1,082,425,026

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization
Advest, Inc. (the "Company") is a wholly-owned subsidiary of The Advest Group, Inc. (the "Parent") and, ultimately of The MONY Group Inc. ("MONY") and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company provides securities brokerage, trading, investment banking and asset management services to retail and institutional investors through over 100 sales offices in 18 states and Washington, DC.

The Company introduces all of its customer transactions, which are not reflected in these financial statements, to a clearing broker, which executes, clears, and carries such transactions on a "fully disclosed" basis. The Company's proprietary transactions are also executed and cleared through the clearing broker (see Notes 5 and 8).

Basis of Presentation
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash equivalents are defined as short-term, highly liquid investments with an original maturity of three months or less.

Cash and Investments Segregated Under Federal and Other Regulations
The Company maintains separate accounts for the exclusive benefit of customers in accordance with Securities and Exchange Commission Rule 15c3-3, as determined by periodic computations. The rule allows the Company to maintain the required amounts in cash or qualified securities.

Securities Inventory, Held at Clearing Broker, and Securities Sold, Not Yet Purchased
Securities inventory and securities sold, not yet purchased, are valued at market with realized and unrealized gains and losses reflected in current period revenues as principal transactions, net. Securities inventory consists of trading account securities which are generally held for resale within a relatively short time frame. Securities sold, not yet purchased represent an obligation of the Company to acquire the securities at prevailing market prices in the future. The Company uses closing exchange prices or dealer quotes in active markets to value securities owned, and securities sold, but not yet purchased.

Periodically, the Company receives stock warrants in connection with its investment banking activities. Warrants are carried at their fair value, which is determined using a standard option valuation technique.

Commissions
The Company earns commissions from clients for execution of securities, mutual funds, and insurance transactions. Commission income and related expenses are recorded on a trade-date basis.

Asset Management Fees
Asset management fees are computed based on the market value of assets in the Company's managed accounts program, and are generally recognized over the period the related service is provided based on contractual terms.

Equipment and Leasehold Improvements
Equipment and leasehold improvements are carried at cost. Depreciation of equipment for financial accounting purposes is calculated using the straight-line method and is based upon the estimated useful lives of the assets ranging from three to ten years. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the estimated useful lives of the improvements. At December 31, 2003, accumulated depreciation and amortization was $26,912,781.

Goodwill and Other Intangible Assets
The excess cost over the fair value of net assets of acquired companies is recorded as goodwill, in accordance with the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets." SFAS 142 requires goodwill to be evaluated for impairment at least annually, and written down through earnings when impaired. The Company's annual evaluation of its goodwill during 2003 resulted in no impairment loss.

An intangible asset for the value of the Company's distribution system was recorded when the Company was acquired by MONY. In accordance with SFAS 142, this asset is being amortized over 15 years using a systematic method based upon projected earnings streams.

Computer Software
Costs associated with the purchase of computer software are capitalized and amortized using the straight-line method. Included in other assets at December 31, 2003 is $1,762,383 of net costs related to computer software used to meet the needs of the Company. At December 31, 2003, accumulated amortization was $2,267,698.

Investment Banking
Investment banking revenues are recorded, net of syndicate expenses, on the settlement date for management fees and sales concessions, and on the dates the underwriting syndications are closed for underwriting fees. Advisory fees are recorded when the services related to the underlying transaction are completed under the terms of the engagement.

Income Taxes
The Company is included in the consolidated income tax returns filed by MONY. Current and deferred income taxes are allocated by MONY to its consolidated subsidiaries based upon the application of Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes", to each subsidiary as if it were a separate taxpayer. SFAS 109 requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Current and deferred taxes are settled with MONY, through an intercompany account, on a current basis.

Accounting Pronouncements
In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this SFAS did not have a material impact on the Company's financial condition, results of operations or cash flows.

In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." This statement allows for a voluntary change to the fair value method of accounting for stock-based compensation and amends disclosure requirements. The adoption of this statement was effective for fiscal years after December 15, 2002 and did not have a material impact on the Company's financial condition, results of operations or cash flows.

In April 2003, the FASB issued SFAS 149, "Amendment of SFAS 133." The adoption of this statement amends SFAS 133 for Derivative Implementation Group issues, FASB projects and implementation issues. SFAS 149 is effective for most contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003, and is applied prospectively. This statement did not have a material impact on the Company's financial condition, results of operations or cash flows.

The FASB issued FIN 46, "Consolidation of Variable Interest Entities" in January 2003. The statement provides guidance on identifying variable interest entities (VIE), when to consolidate VIEs and disclosure requirements. FIN 46 is effective for existing VIEs no later than the fiscal year beginning after June 15, 2003 and immediately for VIEs created or acquired after January 31, 2003. Management does not believe that the adoption of this statement will have a material impact on the Company's financial condition, results of operations or cash flows.

2. Significant 2003 Transactions

On September 17, 2003, AXA Financial, Inc ("AXA") and MONY announced that their Boards of Directors had unanimously approved a merger transaction in which AXA would acquire 100% of the outstanding capital stock of MONY, subject to the receipt of shareholder and regulatory approvals. A shareholder vote on the proposed transaction is scheduled to occur on May 18, 2004.

3. Related Party Transactions

The Company makes payments on behalf of the Parent and subsidiaries of the Parent. These payments are settled through intercompany accounts which are included in loans and other receivables on the Statement of Financial Condition.

MONY charges the Company for certain shared services. For the year ended December 31, 2003, the Company recorded $2,953,695 in communications expense for technology services provided by MONY and $1,003,800 in occupancy and equipment for office space leased by MONY that is occupied by the Company. In addition, MONY makes certain payments on behalf of the Company. These charges and payments are settled through an intercompany account which is included in loans and other receivables on the Statement of Financial Condition.

4. Financial Instruments

As of December 31, 2003, the Company's securities inventory consisted of the following, at market value:

	Securities Inventory	Securities Sold not yet Purchased
Corporate obligations	$ 478,522,901	$ 388,624,104
State and municipal obligations	66,247,610	954,444
US government and agency obligations	169,768,347	230,758,474
Mortgage-backed securities	33,656,808	27,142,676
Stocks and warrants	11,314,114	1,814,425
	$ 759,509,780	$ 649,294,123

The Company sometimes uses financial futures contracts and options on financial futures to manage the risk associated with its state and municipal, corporate obligations and mortgage-backed securities trading inventories. Derivatives are considered off-balance-sheet instruments because their notional amounts are not recorded on the Statement of Financial Condition. However, the fair values of the Company's futures contracts, which are based on quoted exchange prices, are reflected in the Statement of Financial Condition within other assets with the daily change in market value reflected in revenue from principal transactions, net.

The Company's average fair value of futures contracts during the year ended December 31, 2003 was $14,995,465. At December 31, 2003 the market value of open positions was $3,929,297.

The Company is exposed to off balance sheet risk related to securities sold, not yet purchased and financial futures sold. These transactions obligate the Company to repurchase such securities and futures at prevailing market prices in the future. These obligations are recorded in the Statement of Financial Condition at the market values at December 31, 2003, and the Company will incur a loss if the market value of the securities or futures increases.

Market Risk
During its normal course of business, Advest engages in the trading of securities, primarily fixed income, in both a proprietary and market making capacity, and holds securities for trading, rather than investment, purposes. Advest makes a market in certain investment-grade corporate bonds, mortgage-backed securities, municipal bonds and over-the-counter equities in order to facilitate order flow and accommodate its retail and institutional customers.

Market risk represents the potential change in the value of financial instruments due to fluctuations in interest rates, foreign currency exchange rates, equity and commodity prices. In the course of its trading and hedging activities, the Company is exposed to interest rate and equity price risk.

Advest's management seeks to reduce the risk of its trading portfolio on an aggregate basis. Its risk management activities include inventory and hedging policies. Inventory policies reflect the level of aggregate short and long positions that may be held for trading and are specified by product line. Risk management strategies also include the use of derivatives, principally exchange-traded futures contracts.

The Company is exposed to equity price risk as a result of making a market in over-the-counter equity securities. Equity price risk arises from changes in the price of equity securities.

The Company performs value at risk analyses (VaR) of its trading financial instruments and derivatives. Our risk management practice includes performing monthly VaR of the entire firm, and daily VaR of the entire institutional trading inventory. The value at risk calculation uses standard statistical techniques to measure the potential loss in fair value based upon a one-day holding period and a 95% confidence level.

5. Receivable from Clearing Broker

Receivable from clearing broker primarily represents net cash balances on deposit, commissions, interest and trading profits receivable, less clearing fees and borrowings to finance securities inventories. At times during the year, the balance with the clearing broker can be net payable. The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the Statement of Financial Condition. However, the Company does not anticipate non-performance. The carrying value approximates the fair value as the balance is short-term.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a customer's/counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the customers/counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all customers/counterparties with which it conducts business.

6. Subordinated Borrowing

At December 31, 2003 the Company had a $10,000,000 subordinated borrowing outstanding to the Parent. Under terms of this agreement, the principal is due December 31, 2006, unless accelerated at the Parent's option, with interest payments due semi-annually in June and December. The borrowing bears interest at 8% per annum and is subordinated to the claims of general creditors. The borrowing has been approved by the New York Stock Exchange ("NYSE") and is available to the Company in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such loan is required for the Company's compliance with minimum net capital requirements, it may not be repaid.

7. Employee Compensation and Benefit Plans

Advest Thrift Plan

The Parent maintains The Advest Thrift Plan (the "Thrift Plan") which is a qualified 401(k) plan. All employees who are scheduled to work at least 20 hours per week and are not classified as temporary employees are eligible to participate beginning on the first day of a month following their commencement of employment. However, an employee will be eligible to receive Parent contributions only after having completed one year of service. For the calendar 2003 plan year the Parent made a contribution of 100% of participants' contributions to their Thrift Plan accounts up

to 2% of compensation and a direct contribution to participants' Thrift Plan accounts equal to 1.5% of compensation.

Defined Benefit Plans
The Company's Account Executive Nonqualified Defined Benefit Plan (the "AE Defined Benefit Plan"), effective October 1, 1992, as amended and restated, offers certain high-performing financial advisors retirement benefits based upon a formula reflecting their years of service, the gross commissions they generate and Company contributions to their Thrift Plan 401(k) accounts. During fiscal 2000, the Company amended the AE Defined Benefit Plan to permit commencement of benefit distributions at age 55 under some circumstances, and to provide other enhanced benefits to participants. During fiscal 2002, the Company further amended the AE Defined Benefit Plan to permit commencement of benefits at age 55 under some circumstances, and to alter the formula under which the benefits of certain participants are calculated.

The Parent's Executive Nonqualified Post-Employment Income Plan (the "Executive Defined Benefit Plan"), effective October 1, 1993, as amended, provides certain senior executives with income for 10 years after retirement equal to a percentage of their final average earnings based upon a formula reflecting years of service, assumed social security benefits and Parent contributions to certain other benefit plans on the executive's behalf.

Although the AE Defined Benefit Plan and the Executive Defined Benefit Plan are considered to be "unfunded", assets have been set aside in revocable trusts for each to fund future payments. These trusts are available to general creditors of the Parent in the event of liquidation. The fair value of these trusts, which are included in securities inventory and other assets at December 31, 2003, was $18,935,097 which was less than the projected benefit obligation by $11,574,289.

The following table sets forth the status of the AE Defined Benefit Plan and Executive Defined Benefit Plan as well as amounts recognized in the Company's financial statements at December 31, 2003:

Change in benefit obligations	
Benefit obligation, beginning of year	
Service cost	$ 25,007,742
Interest cost	783,908
Amendments	1,623,276
Actuarial loss	4,144,599
Benefits paid	(1,050,139)
Benefit obligation, end of year	$ 30,509,386
Funded status	(30,509,686)
Unrecognized actuarial loss	6,432,105
Unrecognized prior service cost	3,980,993
Fourth quarter contribution	1,634,575
Accrued benefit cost	$ (18,462,013)

Amount recognized in the Statement of Financial Condition consist of:

Accrued benefit liability	$ (28,249,115)
Intangible asset	3,980,993
Accumulated other comprehensive income	5,806,109
Net amount recognized	$ (18,462,013)

The following table provides the assumptions used in determining the projected benefit obligation for the plans for the year ended December 31, 2003:

Weighted-average discount rate	5.75%
Rate of increase in future compensation levels	
AE Defined Benefit Plan	3.00%
Executive Defined Benefit Plan	5.00%

Effective January 1, 2003, the Company adopted a Financial Adviser Nonqualified Deferred Compensation Plan. This plan awards additional compensation on a deferred basis to financial advisors of the Company who achieve specified performance levels. This compensation vests at the end of the fifth year following the year for which the award is made and is subject to forfeiture if the financial adviser's employment terminates under certain circumstances prior to vesting.

Option and Stock Award Plans
Prior to the January 31, 2001 acquisition of the Parent by MONY, the Parent offered several plans allowing officers and other key employees of the Company and other Parent subsidiaries to acquire options to purchase shares of Parent common stock or restricted shares of Parent common stock. In connection with the acquisition by MONY, holders of these options received cash payments based upon the amount by which the merger price exceeded the applicable exercise price. Holders of restricted shares received a combination of cash and shares of MONY common stock. In some cases, the shares of MONY common stock received remain subject to restrictions previously applicable to the restricted parent shares. As of December 31, 2003, stock awards of 5,605 restricted shares of MONY common stock were outstanding, with restrictions expiring at various dates through 2009. The deferred cost of the restricted stock awards is amortized on a straight-line basis based on vesting.

Management Incentive Plan
The Company has a Management Incentive Plan (the "MIP") which provides for incentive compensation to certain salaried employees. Compensation is presently based on the Company's pre-tax income and certain other factors.

Key Employee Incentive Plan
In connection with the January 31, 2001 acquisition by MONY, Parent established the Key Employee Incentive Plan to promote the retention of key personnel and to provide performance-based incentives. The Key Employee Incentive Plan provided for aggregate incentives of up to $15 million based upon achievement of certain goals through January 31, 2003. No payments were made under the plan.

8. Regulatory

The Company is subject to the net capital rule adopted and administered by the NYSE and the SEC. The Company has elected to compute its net capital under the alternative method of the rule. Based upon this computation, the Company is required to maintain minimum net capital equal to $1,000,000. As of December 31, 2003, the Company's regulatory net capital of $48,886,383 exceeded required net capital by $47,886,383.

The Company maintains separate accounts for the exclusive benefit of customers in accordance with Securities and Exchange Commission Rule 15c3-3, as determined by periodic computations. The rule allows the Company to maintain the required amounts in cash or qualified securities.

As a result of the outsourcing of clearing operations to Wexford in 2002, the Company no longer executes or clears customer trades, or maintains customer accounts. Certain customer balances do still remain, primarily as a result of securities failed to deliver and securities failed to receive. The asset and liability balances related to the run-off of these accounts are included in receivable from clearing broker and accounts payable and other accrued expenses, respectively, on the Statement of Financial Condition.

9. Commitments and Contingent Liabilities

Leases

The Company conducts all of its operations from leased premises, and leases data processing and communication equipment under noncancelable operating leases primarily varying from one to ten years, with certain renewal options for similar terms. Minimum rentals based upon the original terms (excluding taxes, insurance and maintenance expenses, which also are obligations) at December 31, 2003 are:

For the year ending December 31,	Office Facilities	Communication and other Equipment	Total
2004	$ 10,698,010	$ 1,492,718	$ 12,190,728
2005	9,854,420	108,536	9,962,956
2006	8,528,800	21,327	8,550,127
2007	6,520,030	-	6,520,030
2008	5,333,104	-	5,333,104
Thereafter	9,582,411	-	9,582,411
	$ 50,516,775	$ 1,622,581	$ 52,139,356

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. All open underwriting commitments at December 31, 2003 that were subsequently settled had no material effect on the financial statements as of that date.

Litigation
The Company has been named as defendant, or has been threatened with being named defendant in various actions, suits and proceedings before a court or arbitrator arising principally from its securities and investment banking business. Such matters involve alleged violations of federal and state securities laws and other laws. Certain of these actions claim substantial damages and, if determined adversely, could have a material adverse effect on the financial condition, results of operations or cash flows of the Company. In addition, from time to time the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. While the outcome of any litigation or inquiry is uncertain, management, based in part upon consultation with legal counsel, believes that the resolution of all inquires and matters pending or threatened against the Company will have no material adverse effect on the financial condition, future results of operations or cash flows of the Company.

10. Fair Value of Financial Instruments

Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation. Where current exchange prices are not available, other valuation techniques are used, such as discounting the expected future cash flows.

The methods and assumptions used to estimate fair value follow. The fair value of other financial assets and liabilities are considered to approximate the carrying value due to the short-term and interest-bearing nature of the financial instruments.

Securities Inventory, Held at Clearing Broker
Fair value is based upon quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities and adjusted for differences between the quoted instrument and the instrument being valued. Under SFAS 140, securities which can be sold or rehypothecated by the holder are classified as pledged securities owned. As all of the Company's securities are deposited with a clearing broker, they have been classified accordingly.

Borrowings
Management estimates that the fair value of the subordinated borrowing approximates the carrying value. This estimate was based on a discounting of expected interest and principal distributions at the market rate of similar recently issued securities.

11. Stock Incentive Plans

In November 1998, MONY adopted the 1998 Stock Incentive Plan (the "1998 SIP") for employees of The MONY Group, its subsidiaries and certain of its career financial professionals. Pursuant to the 1998 SIP, options may be granted at a price not less than 100% of the fair value of The MONY Group's common stock as determined on the date of grant. In addition, one-third of each option granted pursuant to the 1998 SIP shall become exercisable on each of the first three anniversaries following the date such option is granted and will remain exercisable for a period not to exceed 10 years from the date of grant. As of December 31, 2003, options to acquire 10,000 common shares of The MONY Group had been issued to the Company under the 1998 SIP.

In May 2002, MONY's shareholders approved the 2002 Stock Option Plan (the "2002 SOP"). Options granted under the plan may not be exercised, transferred or otherwise disposed of by the grantee prior to December 24, 2003, even if vested. Options granted under the 2002 SOP are NQSOs. Options may be granted at a price not less than 10% of the fair value of The MONY Group's common stock as determined on the date of grant, and vesting provisions are determined at the discretion of MONY's board of directors. As of December 31, 2003, options to acquire 441,450 common shares of The MONY Group had been issued to the Company under the 2002 SOP. All options granted through December 31, 2003 under the 2002 SOP vest one-third ratably on the December 31st after each of the first three anniversaries following the date such option was granted, and will remain exercisable for a period not to exceed 10 years from the date of grant.

At December 31, 2003 there were 451,450 options outstanding with exercise prices ranging from $21.10 to $36.21, and a weighted average remaining contractual life of approximately 8.82 years. At December 31, 2003 none of the options outstanding were vested.

SFAS 123, issued in October 1995, prescribes accounting and reporting standards for employee stock-based compensation plans, as well as transactions in which an entity issues equity instruments to acquire goods or services from non-employees. However, for employee stock based compensation plans, SFAS 123 permits companies, at their election, to continue to apply the accounting prescribed by Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*" (APB 25), which was issued and effective since 1972. SFAS 123 provides no similar election with respect to transactions in which an entity issues equity instruments to acquire goods or services from non-employees. For companies electing to apply the accounting prescribed by APB 25 to their employee stock-based compensation plans, SFAS 123 requires that pro forma disclosure be made of net income as if the fair value accounting prescribed by SFAS 123 had been adopted.

The Company has elected to apply the accounting prescribed by APB 25 to option grants to employees and, accordingly, make the aforementioned pro forma disclosures. Accordingly, the Company is not required to recognize any compensation expense with respect to such option grants.

12. Subsequent Event

Effective on January 26, 2004, the Company consummated the sale and assignment of certain assets related to the retail brokerage business carried out at its office in Osterville, Massachusetts to an unrelated third-party securities firm. The assets sold and assigned included customer accounts, office equipment and furniture, the leasehold interest and certain employee loans associated with that office. In connection with this transaction, the Company received a payment of $834,318.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5 and CFTC Regulation 1.16

To the Board of Directors of Advest, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Advest, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), and Regulation 1.16 of the Commodity Futures Trading Commission (the "Commissions"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulations 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11), and, to the extent of balances remaining from when the Company was self-clearing, the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities or commodities accounts for customers or perform custodial functions relating to customer securities or commodities accounts, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;
3. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

4. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations hereunder, and the segregation of funds based upon such computations; and
5. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions' to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commissions' objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2004